UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            FLEXEMESSAGING.COM, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    33937R109
                                    ---------
                                 (CUSIP Number)

                            Level 27 Grosvenor Place
                                225 George Street
                           Sydney, Australia NSW 2000
                              (011) 61 2 9250 8888

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 26, 1999
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------- -----------------------------------------------------
CUSIP NO.   33937R109
-------------------------- -----------------------------------------------------

------- ------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TRADE WIND COMMUNICATIONS LIMITED*
------- ------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [X]
------- ------------------------------------------------------------------------
   3      SEC USE ONLY

------- ------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF
------- ------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
------- ------------------------------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                   8,800,000 SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
----------------------------- --------------------------------------------------
                         8      SHARED VOTING POWER

                                        -0-
----------------------------- --------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                8,800,000 SHARES
----------------------------- --------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                        -0-
------- ------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,800,000
------- ------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
------- ------------------------------------------------------------------------


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


------- ------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    86.3%
------- ------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                    HC
------- ------------------------------------------------------------------------
          *Nicholas Bird, as trustee of Skyglen Pty Limited (an Australian trust) which holds 12.5% of the outstanding capital stock of Trade Wind Communications Limited, and as an officer and director of both Trade Wind Communications Limited and Flexemessaging.com, Inc., may be deemed indirectly to beneficially own such shares of Flexemessaging.com, Inc. Mr. Bird disclaims such beneficial ownership with respect to these shares. Mr. Bird is an Australian citizen and has not been convicted of any criminal proceeding in the past five years nor has he been a party to a civil proceeding relating to federal and state securities laws or violations of such laws during the same period.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of FLEXEMESSAGING.COM, INC., an Idaho corporation (the "Company" or "Flexemessaging"), the principal executive offices of which are located at Level 27 Grosvenor Place, 225 George Street, Sydney, Australia NSW 2000.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Trade Wind Communications Limited ("Trade Wind")

          (b)  Level 27, 225 George Street, Sydney, Australia NSW 2000

          (c)  Trade Wind is a holding company.

          (d) During the past five years, Trade Wind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Trade Wind has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Trade Wind was formed under the laws of the State of Bermuda.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Trade Wind acquired its shares of the Company's Common Stock pursuant to an acquisition agreement entered into on February 5, 1999, with Siler Ventures, Inc. ("SVI"), now known as Flexemessaging (the "Merger Agreement") to purchase all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of Trade Wind, incorporated under the laws of Australia. SVI was a non-operating public shell with no tangible assets and 1.1 million shares of common stock outstanding, consisting of 500,000 shares held by the former shareholders of SVI and 600,000 shares held by or for the benefit of Atlantic International Capital Holdings Ltd., a Bermudan corporation, in part consideration for services rendered and in contemplation of future services to be rendered. SVI acquired the assets of TWG from Trade Wind in exchange for the issuance of 8.8 million shares of Common Stock (the "Shares") of the surviving company (Flexemessaging).


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


ITEM 4.   PURPOSE OF TRANSACTION.

          Trade Wind acquired the Shares upon the completion of the merger for investment purposes. Two of the directors of Trade Wind were named to the board of directors of the Company after completion of the merger.

          Other than as set forth herein, Trade Wind has no present intention to engage or to cause the Company to engage in any other transactions referred to in Paragraphs (a) through (j) of this Item, except that Trade Wind may, either singly or with others, acquire additional securities of the Company or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations existing at the time of any such transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Trade Wind beneficially owns 8,800,000 shares of common stock (the "Shares") par value $.001 per share. Trade Wind's Shares represent approximately 86.3% of the issued and outstanding shares of common stock of the Company, based upon 10,200,000 shares issued and outstanding as of September 30, 2000 (as reported in the Company's Form 10-Q filed on November 11, 2000).

          (b) Trade Wind possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Shares.

          (c)-(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable. The only contract or agreement between the Company and Trade Wind is the Merger Agreement whereupon consummation of the merger, Trade Wind became the majority owner of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None. The Merger Agreement was filed as an exhibit to the Form 10-SB filed by the Company on August 16, 1999 and is incorporated herein.


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


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                        TRADE WIND COMMUNICATIONS LIMITED


                                        By: /s/ Nick Bird
                                           ------------------------------------
                                             Nick Bird, President

Dated:  January 31, 2001


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